Securities and Exchange Commission

Washington, D.C., 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

(Full Title of Plan)

Science Applications International Corporation
10260 Campus Point Drive, San Diego, California 92121

(Name of issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the AMSEC Employees 401(k) Profit Sharing Plan Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSEC Employees 401(k) Profit Sharing Plan Committee

DATE	June 27, 2003	/s/ CARL M. ALBERO
Carl M. Albero

CEO and Chairman of the Board of AMSEC LLC AMSEC Employees 401(k) Profit Sharing Plan Committee

AMSEC EMPLOYEES 401(K) PROFIT

SHARING PLAN

Financial Statements as of and for the

Years Ended December 31, 2002 and 2001,

Supplemental Schedules as of and for the

Year Ended December 31, 2002,

and Independent Auditors’ Report

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITORS’ REPORT

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002

Form 5500, Schedule H, Part IV, Schedule of Assets (Held at End of Year) as of December 31, 2002

Form 5500, Schedule H, Part IV, Line 4j, Schedule of Reportable Transactions for the year ended as of December 31, 2002

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee

AMSEC Employees 401(k)

     Profit Sharing Plan

Virginia Beach, Virginia

We have audited the accompanying statements of net assets available for benefits of the AMSEC Employees 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan’s management.  These schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE
Richmond, Virginia

April 10, 2003

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS

INVESTMENTS - at fair value:
SAIC Class A Common Stock	$18,734,803	$20,438,029
Vanguard Funds	48,508,104	50,336,387
Participant Loans	2,408,969	2,462,932

Total investments	69,651,876	73,237,348

RECEIVABLES:
Participant contributions	—	295,058
Company contributions	253,420	674,992

Total receivables	253,420	970,050

NET ASSETS AVAILABLE FOR BENEFITS	$69,905,296	$74,207,398

The accompanying notes are an integral part of these financial statements.

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ADDITIONS

NET INVESTMENT LOSS:
Net depreciation in fair value of investments	$(10,757,118)	$(3,741,908)
Interest and dividends	1,175,912	1,600,037

Total net investment loss	(9,581,206)	(2,141,871)

CONTRIBUTIONS:
Employee contributions	9,931,346	14,267,586
Employer contributions	1,463,681	2,033,454

Total contributions	11,395,027	16,301,040

Total additions	1,813,821	14,159,169

DEDUCTIONS

Distributions to participants	6,115,923	5,711,444

Total deductions	6,115,923	5,711,444

NET (DECREASE) INCREASE	(4,302,102)	8,447,725

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	74,207,398	65,759,673

END OF YEAR	$69,905,296	$74,207,398

The accompanying notes are an integral part of these financial statements.

AMSEC EMPLOYEES 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 and 2001

1.                          DESCRIPTION OF PLAN

General - AMSEC LLC (the “Company”) is a joint venture between AMSEC Corporation, a wholly-owned subsidiary of Science Applications International Corporation (SAIC) and Fleet Services Holding Corporation, a wholly owned subsidiary of Northrop Grumman Newport News.  The Company’s Employees 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The authority to control and manage the operation and administration of the Plan is vested in the Company whose members are the named fiduciaries for purposes of Section 402(a) of ERISA.

Participation - Generally, employees of the Company are eligible to participate immediately upon commencing employment.

Contributions - The Plan permits participants to elect to defer up to 25% and 20% of their eligible compensation, up to $11,000 and $10,500 for calendar years 2002 and 2001, respectively.  A participant is eligible for the employer’s quarterly matching and/or discretionary contributions if they are an employee as of the last day of the respective quarter.  Matching contributions to the Plan by the Company are discretionary and equated during calendar years 2002 and 2001 to either:

•                  62.5% of the first 8% of annual salary the participant contributes in 2002; 50% of the first 8% of annual salary the participant contributes plus 3% of annual salary for 2001; if participant was formerly a participant of the Newport News Shipbuilding (“NNS”) 401(k) Plan, or

•                  20% of the participant’s contributions not to exceed an annual amount of $1,000, for all other participants.

Company matching contributions are allocated 50% to the SAIC stock funds and 50% to the participants’ investment choices.  Participants’ accounts are adjusted quarterly for the Company’s matching contributions.  The Company may elect to make discretionary contributions to the Plan.  For the year ended December 31, 2002 and 2001, the Company made a discretionary contribution of $0 and $353,096, respectively, for all eligible employees, except for former participants of the NNS 401(k) plan.  No discretionary contributions were made to former participants of the NNS 401(k) plan during 2002 and 2001.

Investment Funds - Participants may direct the investment of their contributions to the following fund options offered by the Plan:

Vanguard 500 Index Fund - Invests in common stocks.

Vanguard Growth and Income Fund - Invests in common stocks.

Vanguard International Growth Fund - Invests in common stock of companies based outside the United States.

Vanguard LifeStrategy Conservative Growth Fund - Invests in five Vanguard funds:  a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund.

Vanguard LifeStrategy Growth Fund - Invests in four Vanguard funds:  a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.

Vanguard LifeStrategy Moderate Growth Fund - Invests in four Vanguard funds:  a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.

Vanguard Mid-Cap Index Fund - Invests in common stocks in the Standard & Poor’s MidCap 400 Index.

Vanguard Prime Money Market Fund - Invests in money market instruments.

Vanguard Short-Term Bond Index Fund - Invests primarily in securities in the Lehman Brothers 1-5 Year Government/Credit Index.

Vanguard Small-Cap Index Fund - Invests primarily in common stocks in the Russell 2000 Index.

Vanguard Total Bond Market Index Fund - Invests primarily in short-term, investment-grade corporate bonds and short-term Treasury Securities in the Lehman Brothers Aggregate Bond Index.

Vanguard Total International Stock Index Fund - Invests in three Vanguard international funds:  a European fund, a Pacific fund and an emerging markets fund.

Vanguard U.S. Growth Fund - Invests in common stocks.

Vanguard Wellesley Income Fund - Invests in fixed income securities and common stocks.

Vanguard Windsor Fund - Invests in common stocks.

SAIC Exchangeable Stock Fund - Invests primarily in SAIC Class A Common Stock and is participant directed to the extent that participant contributions were used to purchase SAIC stock.

SAIC Non-Exchangeable Stock Fund - This fund is a non-participant directed fund created to invest the Company’s matching contributions in SAIC Class A Common Stock.

SAIC Stock Purchase Fund - This fund is a temporary holding fund designed to hold participant and Company contributions until the following SAIC common stock quarterly trade date.  Pending the quarterly trade, the contributions are invested in the Vanguard Prime Money Market Fund.

Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Plan.

Participant Accounts - Each participant’s account is credited with participant deferrals and Company contributions in accordance with provisions of the Plan.  A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting - A participant’s interest in each of the participant’s accounts is 100% vested at all times.

Participant Loans - Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000, excluding amounts invested in the SAIC Stock Fund.  The maximum loan term is generally five years.  The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 5.8% to 9.5%.  Principal and interest are paid ratably through biweekly payroll deductions.

Distributions to Participants - Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability, or in the event of death.  A participant may make withdrawals from the Plan prior to attaining age 59-1/2 only if the Company determines that the participant is incurring financial hardship.  An unlimited number of withdrawals are allowed after age 59-1/2.

2.                          SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan’s financial statements are prepared on the accrual basis of accounting. Investment transactions are accounted for on the trade date.  Dividend income is recorded on the ex-dividend date.

Investment Valuation - Investments, except for SAIC Common Stock and participant loans, are carried at fair value based on quoted market prices.  A general public market for SAIC’s Common Stock does not exist; therefore, the fair value of the Common Stock is determined pursuant to a stock price formula and valuation process which includes an appraisal prepared by an independent appraisal firm.  Periodic determinations of the fair value of the Common Stock are made by the Board of Directors of SAIC, with the assistance of the independent appraisal firm.  The Board of Directors reserves the right to alter the formula.

The gains or losses realized on distributions of investments and the unrealized appreciation or depreciation are calculated as the difference between the current fair value and the fair value of the investments at the beginning of the year, or purchase price if purchased during the year.  As of December 31, 2002 and 2001, respectively, the fair value of the Company’s Class A Common Stock was $28.31 and $32.27 per share and the Plan held approximately 661,773 and 633,345 shares, respectively.

It is the policy of the Committee to keep the SAIC Stock Fund invested primarily in Common Stock, except for estimated reserves for use in distributions and investment exchanges by participants.  Such reserves are held in short-term investments.  If reserves in the SAIC Stock Fund are less than the amount required at any given time to make requested distributions and investment changes, investment exchanges out of the SAIC Stock Fund by participants may have to be deferred.

Participant loans are carried at the aggregate unpaid principal balance of loans outstanding which approximates fair value.

Benefits Payable - Benefit payments to participants are recorded upon distribution.  Benefits payable to participants are not reflected in the accompanying financial statements.  As of December 31, 2002 and 2001, there were no benefits payable.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The plan utilizes various investment instruments including Vanguard Mutual Funds and SAIC Class A Common Stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.                          INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund.  The fair values of the investments representing 5% or more of the Plan’s assets at December 31, 2002 and 2001 are separately identified below.

	2002	2001

Mutual funds:
Vanguard 500 Index Trust	$8,536,195	$10,874,343
Vanguard Growth and Income Fund	—	4,401,222
Vanguard Prime Money Market Fund	11,738,522	9,799,238
Vanguard Bond Market Index Fund	3,871,714	—
Vanguard U.S. Growth Fund	3,802,762	5,617,770
Vanguard Wellesley Income Fund	4,801,229	3,846,208
Vanguard Windsor Fund	4,301,950	5,782,798
Other funds	13,864,701	12,477,740
SAIC Class A Common Stock	18,734,803	20,438,029

	$69,651,876	$73,237,348

During the years ended December 31, 2002 and 2001, the Plan’s investments, including investments bought, sold, and held during the year, depreciated in value by $10,757,118 and $3,741,908, respectively, as follows:

	2002	2001

Mutual funds	$(8,217,900)	$(4,652,488)
SAIC Class A Common Stock	(2,539,218)	910,580

Net depreciation in fair value	$(10,757,118)	$(3,741,908)

4.                          NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the SAIC Non-Exchangeable Stock Fund, a non-participant directed investment, is as follows:

	December 31,
	2002	2001

Investments, at fair value:
SAIC common shares in the SAIC Non-Exchangeable Stock Fund	$1,890,312	$1,233,859

	Year Ended December 31,
	2002	2001

Net (depreciation)/appreciation of investments	$(230,060)	$56,124
Interfund transfer in/(out)	918,740	(209,855)
Distributions to participants	(32,227)	(83,821)

Total	$656,453	$(237,552)

5.                          RELATED PARTY TRANSACTIONS

Plan investments include Class A Common Stock of SAIC, a member of the Plan sponsor, and shares of mutual funds managed by Vanguard, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6.                          FEDERAL INCOME TAX STATUS

The Plan received its latest determination letter from the Internal Revenue Service dated November 9, 2001, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter (see Note 8); the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.                          TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination of the Plan, the participants become 100% vested in their accounts.

8.                          PLAN AMENDMENTS

Effective January 1, 2002, the following amendments became effective.

•                  There is no limit to the percentage of salary deferrals or employee contributions that can be invested in the SAIC Exchangeable Stock Fund, up to a $50,000 limit.  Once a participant reaches $50,000 in the stock fund, they are then limited to 50% of all future contributions.  All rollover amounts, from another qualified plan, are limited to a 50% investment in the SAIC Exchangeable Stock Fund.

•                  Rollover amounts will be allowed to invest 50% into SAIC stock;

•                  50% of Company matching contributions will be directed into the SAIC Non-Exchangeable Stock Fund, and the other 50% will be participant directed;

•                  Participants will be allowed to defer up to 25% of their salary into the Plan;

•                  Annuities will be eliminated as a form of distribution;

•                  Catch-up contributions for participants over the age of 50 will be allowed, subject to additional IRS guidance and an implementation schedule;

•                  The 3% of base pay stock grant given to all former participants of the NNS 401(k) Plan will be eliminated, regardless of participation in the Plan; and

•                  Employer matching contribution on salary deferrals will be changed from 50% of the first 8% of the individual’s salary deferral to a 62.5% match of the first 8% deferral for all former participants of the NNS 401(k) Plan.

•                  A loan policy was established that requires participants no longer employed by the Company who have unpaid loan balances to repay those loans within 90 days after employment ends.

•                  The Board of Directors delegated to the Retirement Plan Committee the power to amend the Plan for all changes that are (a) required by the IRS, or (b) that provides rules of administrative convenience or clarification so long as the change does not cause the Company to incur additional material costs to the Plan.

•                  The definition of compensation was clarified by excluding bonuses from this definition, to further clarify certain administrative procedures and to allow the Retirement Plan Committee to make investment decisions.

•                  The Company adopted the Amendment of the Plan to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Effective January 26, 2003 the Plan was amended to clarify, in accordance with the provisions of the Sarbanes-Oxley Act of 2002, that the SAIC quarterly trade date cycle is not a blackout period as characterized within the Act.  The amendment defines the Quarterly Trade Dates as being predetermined times each calendar year and defines the timing of transfers into the Company Stock Fund.

*   *   *   *   *   *

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002

	Cost	Fair value
DESCRIPTION

SAIC CLASS A COMMON STOCK
SAIC Exchangeable Stock Fund*	$13,899,571	$16,844,491
SAIC Non-Exchangeable Stock Fund*	1,913,234	1,890,312
Total SAIC Class A Common Stock	15,812,805	18,734,803

MUTUAL FUNDS
Vanguard 500 Index Fund*	10,712,985	8,536,195
Vanguard Growth and Income Fund*	4,663,518	3,391,588
Vanguard International Growth Fund*	2,158,571	1,571,498
Vanguard LifeStrategy Conservative Growth Fund*	543,137	504,703
Vanguard LifeStrategy Growth Fund*	181,541	160,656
Vanguard LifeStrategy Moderate Growth Fund*	2,483,881	2,206,047
Vanguard Mid-Cap Index Fund*	594,034	513,874
Vanguard Prime Money Market Fund*	11,738,522	11,738,522
Vanguard Short-Term Bond Index Fund*	1,488,842	1,508,146
Vanguard Small-Cap Index Fund*	1,523,773	1,211,129
Vanguard Total Bond Market Index Fund*	3,794,845	3,871,714
Vanguard Total International Stock Index Fund*	60,059	51,815
Vanguard U.S. Growth Fund*	8,089,839	3,802,762
Vanguard Wellesley Income Fund*	4,860,001	4,801,229
Vanguard Windsor Fund*	5,421,317	4,301,950
SAIC Stock Purchase Fund*	335,831	336,276
Total Mutual Funds	58,650,696	48,508,104

Participant Loans (interest rates from 5.8% to 9.5%; maturities from January 2003 through December 2008)	2,408,969	2,408,969

TOTAL INVESTMENTS	$76,872,470	$69,651,876

*            Party-in-interest

AMSEC EMPLOYEES 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j, SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

None

Exhibit Index

Exhibit No.

23.1	Consent of Deloitte & Touche LLP
99.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002